Filed Pursuant to Rule 424(b)(3)
File No. 333-236415

PROSPECT CAPITAL CORPORATION

SUPPLEMENT NO. 4 TO PROSPECTUS SUPPLEMENT DATED AUGUST 3, 2020
THE DATE OF THIS SUPPLEMENT IS OCTOBER 7, 2022

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated August 3, 2020 (the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.
OFFERING OF ADDITIONAL SERIES OF PREFERRED STOCK

The Company has expanded its offering of up to 60,000,000 shares, par value $0.001 per share, of preferred stock, with a $1,500,000,000 aggregate liquidation preference, to include two new series of Preferred Stock: 6.50% Series A3 Preferred Stock (the “Series A3 Shares”) and 6.50% Series M3 Preferred Stock (the “Series M3 Shares”). The Series A3 Shares shall be considered “A Shares” for purposes of the Prospectus Supplement. The Series M3 Shares shall be considered “M Shares” for purposes of the Prospectus Supplement. The maximum aggregate liquidation preference of Preferred Stock offered pursuant to the Prospectus Supplement remains unchanged, and the Company may sell up to 60,000,00 shares of any combination of 5.50% Series A1 Preferred Stock (“Series A1 Shares”), Series A3 Shares, Series M1 Shares, Series M2 Shares and Series M3 Shares pursuant to the Prospectus Supplement.

Except as to the dividend rate, the Series A3 Shares are identical to the Series A1 Shares in all respects and have all of the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of conversion and redemption set forth in the Prospectus Supplement as the Series A1 Shares.

Except as to the dividend rate, the Series M3 Shares are identical to the Series M Shares in all respects and have all of the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of conversion and redemption set forth in the Prospectus Supplement as the Series M1 Shares.

The only difference between the Series M1 Shares, the Series M2 Shares and Series M3 Shares is that the Series M1 Shares and Series M3 Shares are delivered through the facilities of DTC Settlement or DRS Settlement, whereas the Series M2 Shares are delivered through DRS Settlement.

If the Company is then offering a series of Preferred Stock with a higher dividend rate, the Company and the dealer manager will treat any subscriptions submitted for a corresponding series of Preferred Stock with a lower dividend rate as a subscription for the corresponding series of Preferred Stock with the higher dividend rate. For example, if the Company is then offering the Series A3 Shares, it will treat any subscriptions submitted for Series A1 Shares as subscriptions for Series A3 Shares.

All other terms and information related to the offering remain unchanged.

DESCRIPTION OF THE PREFERRED STOCK

Our authorized capital stock consists of 2,000,000,000 shares of stock, par value $0.001 per share, consisting of 1,612,100,000 classified as common stock, par value $0.001 per share, and 387,900,000 of convertible preferred stock, par value $0.001 per share, of which 60,000,000 have been classified and designated as Series A1 Shares, 60,000,000 have been classified and designated as Series A3 Shares, 60,000,000 have been classified and designated as Series M1 Shares, 60,000,000 have been classified and designated as Series M2 Shares and 60,000,000 have been classified and designated as Series M3 Shares. The Preferred Stock will be issued in multiple series, including the Series A1 Shares, the Series A3 Shares, the Series M1 Shares, the Series M2 Shares and the Series M3 Shares. The A Shares and the M Shares will be sold at each bi-weekly closing pursuant to this offering. We are offering only the A Shares and the M Shares by the Prospectus Supplement. If, in the future, we offer any additional series of preferred stock, the dividend rate, fees and expenses of such future series may vary from those of the other series of preferred shares offered by the Prospectus Supplement and such future series will be offered under a revised or a separate prospectus supplement.

The holders of shares of Series A3 Shares and Series M3 Shares are entitled to receive, when, as and if authorized by the Board and declared by us out of legally available funds, cumulative cash dividends on each share of such series of Preferred Stock at an annual rate of 6.50% per annum of the Stated Value for each share of Series A3 Shares and Series M3 Shares, computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Preferred Stock are payable in cash or in additional shares of Preferred Stock pursuant to the terms of any dividend reinvestment plan we may adopt for the Preferred Stock.

Other than with respect to the dividend rate as set forth above, the Series A3 Shares are identical to the A Shares, as described in the Prospectus Supplement under the heading “Description of Preferred Stock”, and the Series M3 Shares are identical to the M Shares, as described in the Prospectus Supplement under the heading “Description of Preferred Stock”.

FEES AND EXPENSES

The following tables are intended to assist you in understanding the costs and expenses that an investor in shares of common stock will bear directly or indirectly in the offering. The sales load and offering expenses shown in the table below will be paid for by the Company and will be indirectly borne by holders of our common stock and not by the holders of Preferred Stock prior to any conversion of such Preferred Stock to common stock. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever the Prospectus Supplement contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses if you become a common stockholder of in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses. Amounts are for the current fiscal year after giving effect to the anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses.

Stockholder transaction expenses:	A Shares	M Shares
Sales Load (as a percentage of offering price)	10.00%(1)	3.00%(2)
Offering expenses borne by the Company (as a percentage of offering price)	(3)	(3)
Preferred Stock Dividend reinvestment plan expenses (4)	None	None
Total stockholder transaction expenses (as a percentage of offering price):	11.50%	4.50%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees (5)	4.55%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (6)	1.98%
Total advisory fees	6.53%
Total interest expenses (7)	3.62%
Other expenses (8)	0.74%
Total annual expenses (6)(8)(9)(11)	10.89%
Dividends on Preferred Stock(10)	2.49%
Total annual expenses after dividends on Preferred Stock (11)	13.38%

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we have issued $0.91 billion in preferred stock paying dividends of 6.50% per annum, in addition to our $0.59 billion in preferred stock paying 5.50% per annum and $0.15 billion in preferred stock paying 5.35% per annum, we have borrowed $1.5 billion available under our line of credit, in addition to our other indebtedness of $1.9 billion, and that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
A Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$150	$345	$516	$860
M Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio*	$129	$329	$505	$857
A Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$160	$369	$549	$896
M Shares - You would pay the following expenses on a $1,000 investment in shares of our common stock, assuming a 5% annual return on our portfolio**	$139	$353	$538	$894

* Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on our portfolio.
** Assumes no unrealized capital depreciation or realized capital losses and 5% annual return on our portfolio resulting entirely from net realized capital gains (and therefore subject to the capital gains incentive fee).

While the example assumes, as required by the SEC, a 5% annual return on our portfolio, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management is unlikely to be material assuming a 5% annual return on our portfolio and is not included in the example. If we achieve sufficient returns on our portfolio, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and other distributions at NAV, common stockholders that participate in our common stock dividend reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by 95% of the market price per share of our common stock at the close of trading on the valuation date for the distribution.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)    Includes up to a 7.0% selling commission on the Stated Value paid by the Company and a dealer manager fee equal to 3.0% of the Stated Value paid by the Company. Reductions in selling commissions will be reflected in reduced public offering prices as described in the “Plan of Distribution” section of this Prospectus Supplement and the net proceeds to us will not be impacted by such reductions; therefore, we will bear a reduction in net proceeds to us up to 7.0% of the Stated Value on all A Shares although the selling commission compensation paid by us to our dealer manager may represent less than 7.0% of the Stated Value. We may, through the Holder Optional Conversion Fee, recoup a portion of the Sales Load if stockholders exercise a Holder Optional Conversion of their Preferred Stock prior to the 5-year anniversary of the original issue date. The Holder Optional Conversion Fee is 9.00% of the maximum public offering price disclosed herein prior to the first anniversary of the issuance of such Preferred Stock, 8.00% of the maximum public offering price disclosed herein on or after the first anniversary but prior to the second anniversary, 7.00% of the maximum public offering price disclosed herein on or after the second anniversary but prior to the third anniversary, 6.00% of the maximum public offering price disclosed herein on or after the third anniversary but prior to the fourth anniversary, 5.00% of the maximum public offering price disclosed herein on or after the fourth anniversary but prior to the fifth anniversary and 0.00% on or after the fifth anniversary.

(2)    Includes a dealer manager fee equal to 3.0% of the Stated Value paid by the Company.

(3)    The selling commission and dealer manager fee, when combined with organization and offering expenses (including due diligence expenses and fees for establishing servicing arrangements for new stockholder accounts), are not expected to exceed 11.5% of the gross offering proceeds. Our Board of Directors may, in its discretion, authorize the Company to incur underwriting and other offering expenses in excess of 11.5% of the gross offering proceeds. In no event will the combined selling commission, dealer manager fee and offering expenses exceed FINRA’s limit on underwriting and other offering expenses.

(4)    The expenses of the dividend reinvestment plan are included in “other expenses.” See “Capitalization” in the Prospectus Supplement.

(5)    Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities, including any borrowed amounts for non-investment purposes, for which purpose we have not and have no intention of borrowing). Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $1.5 billion, the 2% management fee of gross assets equals approximately 4.55% of net assets.

(6)    Based on our net investment income and realized capital gains, less realized and unrealized capital losses, earned on our portfolio for the year ended June 30, 2022, all of which consisted of an income incentive fee. This historical amount has been adjusted to reflect the issuance of the 66,129,945 shares of preferred stock outstanding as of June 30, 2022 and offered hereby. The capital gain incentive fee is paid without regard to pre-incentive fee income. For a more detailed discussion of the calculation of the two-part incentive fee, see “Management Services-Investment Advisory Agreement” in the accompanying prospectus.

(7)    As of June 30, 2022, we had $1.9 billion outstanding of Unsecured Notes (as defined below) in various maturities, ranging from July 15, 2022 to March 15, 2052, and interest rates, ranging from 1.50% to 6.625%, some of which are convertible into shares of Company common stock at various conversion rates.

(8)    “Other expenses” are based on estimated amounts for the current fiscal year. The amount shown above represents annualized expenses during our fiscal year ended June 30, 2022 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations. The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement is based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement. See “Business-Management Services-Administration Agreement” in the accompanying prospectus.

(9)    If all 60,129,945 shares of convertible preferred stock outstanding as of June 30, 2022 and offered hereby were converted into common stock and assuming all the shares of convertible preferred stock pay a Holder Optional Conversion Fee of 9.00% of the maximum public offering price disclosed herein and are converted at a conversion rate based on the 5-day VWAP of our common stock on October 6, 2022, which was $6.46, then management fees would be 3.31%, incentive fees payable under our Investment Advisory Agreement would be 1.44%, total advisory fees would be 4.75%, total interest expenses would be 2.63%, other expenses would be 0.54%, and total annual expenses would be 7.92% of net assets attributable to our common stock. The actual 5-day VWAP of our common stock on a conversion date may be more or less than $6.46, which may result in fees that are higher or lower than those described herein. These figures are based on the same assumptions described in the other notes to this fee table.

(10)    Based on the 5.50% per annum dividend rate applicable to the A Shares and the M Shares that have been issued as of June 30, 2022 and the assumption that all remaining shares of Preferred Stock sold pursuant to this offering will be the Series A3 Shares and the Series M3 Shares and bear a dividend rate of 6.50% per annum. Future series of preferred stock may bear different annual dividend rates. No dividend will be paid on shares of Preferred Stock after they have been converted to shares of common stock.

(11) The indirect expenses associated with the Company’s investments in collateralized loan obligations are not included in the fee table presentation, but if such expenses were included in the fee table presentation then the Company’s total annual expenses would have been 11.45%, or 13.94% after dividends on preferred stock.

RISK FACTORS

There is no cap on the number of shares of common stock that can be issued upon the conversion of shares of Preferred Stock . The conversion of Preferred Stock into shares of common stock could cause the price of common stock to decline significantly.

There is no cap on the number of shares of common stock that can be issued upon the conversion of shares of Preferred Stock. Because the number of shares of common stock issued upon conversion of the Preferred Stock will be based on the price of shares of common stock, the lower the price of our common stock at the time of conversion, the more shares of our common stock into which the Preferred Stock is convertible and the greater the dilution that will be experienced by holders of our common stock. Accordingly, there is no limit on the amount of dilution that may be experienced by holders of our common stock.

The issuance of the Preferred Stock may be followed by a decline in the price of our common stock, creating additional dilution to the existing holders of the common stock. Such a price decline may allow holders of Preferred Stock to convert shares of Preferred Stock into large amounts of the Company’s common stock. As these shares of common stock are issued upon conversion of the Preferred Stock, our common stock price may decline further.

Additionally, the issuance of the Preferred Stock could result in our failure to comply with the Nasdaq Global Select Market’s listing standards. The Nasdaq Global Select Market’s listing standards that may be affected by the issuance of the Preferred Stock include voting rights rules, bid price requirements, listing of additional shares rules, change in control rules and the Nasdaq Global Select Market’s discretionary authority rules. Failure to comply with any of these rules could result in the delisting of the Company’s common stock from the Nasdaq Global Select Market or impact the ability to list the Preferred Stock on a national securities exchange.

The potential decline in the price of our common stock described above may negatively affect the price of our common stock and our ability to obtain financing in the future. In addition, the issuance of the Preferred Stock may provide incentives for holders thereof that intend to convert their shares to seek to cause a decline in the price of our common stock (including through selling our common stock short) in order to receive an increased number of shares of our common stock upon such conversion of the Preferred Stock, and may encourage other investors to sell short or otherwise dispose of our common stock.

Our charter currently authorizes us to issue approximately 1.19 billion shares of common stock, in addition to our shares of common stock currently outstanding or reserved for issuance upon conversion of the Convertible Notes, and after reflecting the reclassification of 387.9 million shares of common stock as Preferred Stock. Although the Board of Directors can increase the amount of our authorized common stock and reclassify unissued preferred stock as common stock without stockholder approval, if they did not do so for any reason and our 5-day VWAP fell below approximately $1.26 per share of common stock (assuming we issued all 60,000,000 shares of the Preferred Stock available pursuant to this offering), we would be required to settle any conversion of Preferred Stock in cash (to the extent we had cash available) or list the Preferred Stock on a national securities exchange and the value of our shares of Preferred Stock would then equal their market price, which may be less than $25.00 per share.

ILLUSTRATION OF IMPACT OF LEVERAGE

The following tables illustrate the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of interest expense. The calculations in the tables below are hypothetical and actual returns may be higher or lower than those appearing below.

The below calculation assumes (i) $8.5 billion in total assets, (ii) an average cost of funds of 4.80% (including preferred dividend payments), (iii) $2.8 billion in debt outstanding, (iv) $0.59 billion in liquidation preference of preferred stock paying a 5.50% annual dividend outstanding, (v) $0.91 billion in liquidation preference of preferred stock paying a 6.50% annual dividend outstanding (vi) $0.15 billion in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding,, and (vii) $4.0 billion of common stockholders’ equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(1)	(26.6)%	(16.0)%	(5.4)%	5.2%	15.9%

(1) Assumes no conversion of Preferred Stock to common stock.

The below calculation assumes (i) $8.5 billion in total assets, (ii) an average cost of funds of 4.12% (including preferred dividend payments), (iii) $2.8 billion in debt outstanding, (iv) $0.15 billion in liquidation preference of preferred stock paying a 5.35% annual dividend outstanding, and (v) $5.8 billion of common stockholders’
equity.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Stockholder(2)	(17.7)%	(10.0)%	(2.2)%	5.5%	13.2%

(2) Assumes the conversion of $1.75 billion in preferred stock at a conversion rate based on the 5-day VWAP of our common stock on October 6, 2022, which was $6.46, and a Holder Optional Conversion Fee (as defined in the prospectus supplement relating to the applicable offering) of 9.00% of the maximum public offering price disclosed within the applicable prospectus supplements for shares of preferred stock which are subject to such Holder Option Conversion Fee. The actual 5-day VWAP of our common stock on a Holder Conversion Exercise Date may be more or less than $6.46, which may result in more or less shares of common stock issued.

The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table.

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SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE